EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street	ir@levon.com
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

September 24, 2012	VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland & Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	Levon Resources Ltd. (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrumental 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of the Company held on September 21, 2012:

1.	Setting the Number of Directors at Seven

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at seven was passed.

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company:

Ron Barbaro
Victor Chevillon
William C. Glasier
Gary Robertson
Ron Tremblay
Carlos Fernandez
Robert Roberts

3.	Appointment and Remuneration of Auditor

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Smythe Ratcliffe LLP as the Company’s auditors was passed.

4.	Amendment of Stock Option Plan

According to proxies received and a vote conducted by a show of hands, the resolution regarding the amendment of the Company’s Stock Option Plan was passed.

5.	Re-Pricing of Certain Options Granted Under the Company’s Stock Option Plan*

According to proxies received and votes cast by ballot, the resolution regarding the re-pricing of certain stock options granted under the Company’s Stock Option Plan was passed by a majority of disinterested shareholders.

Votes For	Votes Against	% of Votes For	%of Votes Against
24,863,548	18,433,479	57.43%	42.57%

*As required by the rules of the Toronto Stock Exchange, this resolution was passed by a disinterested shareholder vote.

Yours truly,

LEVON RESOURCES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary